VIN SOCIAL

Virtual hospitality pioneers helping companies increase revenue and grow relationships

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vinsocial.co New York NY

Entertainment Technology Alcohol Sustainability B2B

Highlights

1. Over $1 Million generated in revenue in FY 2020 (Year 1).
2. Our gross profitability is 77%
3. Our primary source of revenue is recurring business from current clients (over 50%).
4. #1 source of new business is from companies who were guests at an event.
5. Each paid event generates 1.5 new client leads on average.

4. #1 source of new business is from companies who were guests at an event.

5. Each paid event generates 1.5 new client leads on average.

6. Clients include: Salesforce, Cisco, Adweek, Verizon, Univision, Amazon, and many more.
7. We are first-movers in a new, fast growing $78 Billion industry projected to 10x by 2030.
8. We are a woman-founded and led company that is committed to supporting and prioritizing diversity.

Our Team



Sara Moll Founder & CEO

Vin Social's fearless leader and Certified Sommelier. Sara has worked in multiple facets of the wine industry from wholesale and retail sales to event production. She created Vin Social with a mission of democratizing access to the wine lifestyle.

Our industry is antiquated and ripe for digital transformation. The market conditions of 2020 had a massive, negative impact on small batch makers and sommeliers. We're providing a durable opportunity for them to grow their businesses and careers online. We're especially proud of supporting DEI by partnering with minority-led small businesses.



Lily Styles COO at Vin Social

Veteran event producer with a proven track-record in scaling white glove events and production teams for Top 100 brands and startup communities. She blends creative story-telling, hospitality, and the arts with exceptional production acumen.

Our Story

hospitality at scale

Vin Social is a virtual events production company and eCommerce platform with national alcohol beverage fulfillment specializing in craft wine & spirits experiences for companies.

More than just an events company, **Vin Social is a sales enablement solution** helping sales and growth teams host premium virtual experiences for them to engage and retain their most valuable business relationships.

- **91% attendance:** We deliver an average 91% attendance rate for our clients, which is vastly higher than the industry average for virtual events of 65%.

- **Brand Performance:** From registration to execution, Vin Social puts the client's brand front and center and handles all of their event logistics.

- **Compliant Alcohol Distribution:** Vin Social sources and ships sustainable, small batch products nationally and compliantly to 45 states.

- **Event Tech Expertise:** The Vin Social technical production team is well-versed in all the leading virtual events platforms, making us platform agnostic.

- **On-demand Talent Network:** Each event is hosted by a charismatic Vin Social certified expert. We are building a growing on-demand talent network of experts in wine and spirits and training them to be top class on-camera talent.

- **Sustainability and DEI:** 100% of our curated portfolio of wine & spirits brand partners are verified for their commitment to sustainability and have diverse makers or leaders at the helm.



We Deliver a

91% Attendance Rate



for our Clients' Virtual Events

you may have heard of our clients...



2021 new clients:

EVERSANA · FireHydrant · IMMUTA · Gympass · SE2
BDO DIGITAL · ENTRUST · Adobe · aws · snapLogic · YOTTAA
SWORD HEALTH · Claro Enterprise Solutions · rubrik · KENNA Security · clearwater
Lattice · IntelliShift · unqork · fiserv. · SecurityScorecard · Ryder Ever better.

a few clients who trust us with their brands:

salesforce · IBM · SITECORE · TANIUM · artemis HEALTH · CISCO
ADWEEK · TripActions · Ansys · TEALIUM · Stella CONNECT · World Wide Technology
HashiCorp · onapsis · Kustomer · verizon · TEMPLE UNIVERSITY
HAVAS GROUP · hims & hers · UNIVISION · JWPLAYER · FORTUNE



"Working with Vin Social is like hitting the **Easy Button**."
- Pete McMullen, VP at Onapsis

"We had **100% attendance** (that never happens!!)"
- Rustin Coburn, Partner at Jack Spades

pioneers in a **$77B** industry

Virtual hospitality was ignited in 2020, when the familiar rituals of corporate entertainment - box seats, dinners, events at HQ - were wiped out leaving companies scrambling for solutions to engage and connect with their customers and teams in a remote environment.

Virtual events are projected to account for approximately 28% of the growth in the $1.1 trillion global events industry, growing from $77 billion (2020) to $774 the $1.1 trillion global events industry, growing from $77 billion (2020) to $774 billion (2030).



virtual events are here to stay.

The global pandemic has caused the business world to aggressively and permanently adopt virtual events as an enduring engagement strategy.

We are repeatedly hearing from our clients that they plan to continue utilizing virtual and hybrid events as a significant part of their engagement and entertainment strategies.

But don't take our word for it.

Recent LinkedIn research reports that 45% of future B2B events will be completely virtual and 23% will be hybrid (meaning they will have a virtual component).

This survey of 200 B2B UKI event organizers found that **72% of businesses will maintain virtual events in the long term.**

> *"They're pandemic-proof, cost-effective and they give global access to content without travel.*



watch our latest investor webinar on-demand



Vin Social Investor Webinar Recording: July 2021
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Nice to meet you!
Sara Moll
Founder & CEO
Lily Styles
COO
Brian Sowards
Lead Investor
Watch on YouTube
2021-07-14 15:05:39

advisor and investor **testimonials.**



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LEAD INVESTOR, BRIAN SOWARDS, ON WHY HE INVESTED IN VIN SOCIAL

Brian Sowards is a 2x startup founder with an exit and experience in raising over $5M through crowdfunding.

"Part of the fun of being an angel investor is discovering trends before institutional investors do." Brian shared, "It's clear that the tech companies driving the virtual events space share our conviction that this transformation is here to stay and they are putting billions of dollars into making that a reality."



Investor Testimonial - Anna Wilson, Doordash
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Anna Wilson
Programs at Doordash
vin social
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ANNA WILSON OF DOORDASH ON HOW SHE WENT FROM BEING A VIN SOCIAL GUEST TO BECOMING AN INVESTOR.

A seasoned angel investor, Anna Wilson is the Head of People Programs at Doordash and formerly worked for Google and Pandora. Her love of both technology and wine plus an unforgettable experience as a guest at a Vin Social event inspired her to invest.


How Vin Social helps accelerate the sales cycle and foster r...
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HOW VIN SOCIAL HELPS CLIENT, TEALIUM, ACCELERATE THEIR SALES CYCLE

Vin Social client, Tealium, has hosted more than (10) events throughout the last few months. Hear from Director of Growth Marketing, Meghan Whinery, on why they keep coming back for more.


From a CMO, why Vin Social checks all the boxes for a majo...
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WHY VIN SOCIAL CHECKS ALL THE BOXES FOR A MAJOR BRAND OF THE FUTURE.

Jason John is a Founding Advisory Board Member of Vin Social and is currently the CMO at Publisher's Clearing House. Previously he has held leadership level marketing roles at Martha Stewart, J. Crew, and Gilt Groupe.



vin social
Why Vin Social's leadership team is set up to win.
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WHY VIN SOCIAL'S LEADERSHIP TEAM IS SETUP TO WIN.

Craig Revord is an Executive Coach with Neuberg Gore, and Associates, and works with Executive Leadership within orgs like Google, DRIFT, Flamingo, and Spotify. He is also a Techstars Mentor and Start-up Coach.



our secret sauce:
delighting attendees



1
it begins with a gift

The magic of **DISCOVERY** is at the heart of the Vin Social experience.

Attendees receive a beautifully curated box that puts our client's brand at the forefront. Our guests' curiosity is piqued by the elegant presentation, storytelling pieces and two full size bottles from small-batch makers - **hidden gems** they have likely never encountered before.



We've already shipped over 3,000
gift boxes nationwide for our clients.
WELCOME TO CHILE



2 the moment of **arrival**


Viña Echeverría "No es Pituko"
Chardonnay 2019
VIN SOCIAL
No es Pituko!

When attendees join a Vin Social they are greeted by a Sommelier trained in our program.

Our hosts' knowledge goes beyond expertise in wine & spirits, they are also:

- Charismatic on-camera storytellers
- Skilled at inspiring audience interaction
- Able to put others at ease in a virtual environment

3 a stimulating experienced **delivered**


vin social
Auditorium
More About Vin Social
Click here to donate to Feed America!

With the audience "warmed up and wined up," guests participate in a shared

With the audience "warmed up and wined up," guests participate in a shared experience, enjoy a sense of community, and a lovely evening out (even if they are sitting on their couch!)

Together, they make memories, solidify relationships, and open doors to future business opportunities.





"It was a magical experience."
- Director of Marketing, Fortune Media

"We closed one of our largest accounts the day after this event! We feel this event pushed us over the edge."
- Sales, Stella Connect

the grape to glass platform

Scaling the human touch of hospitality in the virtual world
Compliant, National Supply Chain meets Premium Event Production
1
Client Branded
event registration pages, email comms, and event platform
2
Hidden Gems Shipped
✓ Diverse
✓ Sustainable
✓ SMB
3
Full Compliance
Legal alcohol fulfillment to the maximum of 45 states
4
Platform Agnostic
Our tech producers are proficient in all leading event tech
5
On-Camera Talent
Our expert hosts deliver a premium shared experience for guests
6
Unlimited Options
Access to hundreds of thousands of global small batch wine & spirits brands
vin social

Vin Social is scaling the human touch of hospitality in the virtual world through a combination of **operational excellence and proprietary technology** - and this is what makes us different

Behind Vin Social's event production solutions is a supply chain and technology platform that enables us to ship wine & spirits to customers nationally.

Unlike many of our competitors, we are fully compliant with state and federal regulations and have partnered with the largest wine logistics company in the US.

We have made significant capital investments into proprietary technology on the back-end of our eCommerce platform to deliver a scalable solution to event-driven eCommerce.

Our unique competency is delivering the right gift > from the right client > to the right guest > at the right time.

opportunity for experts who've **lost their audience**

Our Talented Hosts







Laura Brown
American Sign Language interpreter from Nashville, TN and WSET Level 3 Certified Wine Educator.

Laura Sudduth
Opera singer from Sonoma County with 15 years experience in wine & hospitality.

Larissa Dubose
Savvy wine & spirits sales manager from Atlanta, GA and Certified Sommelier.

an innovative **DTC channel** disrupting eCommerce

The alcohol beverage industry is hyper aware of the massive disruption and digital transformation that is underway and has been accelerated by the pandemic.

And we are pioneers at the bleeding edge of its future.

With up to **300,000 sommeliers and wine educators out of work,** we are building a national, on demand talent network of the very best experts in wine and spirits.

This talent pool is searching for digital avenues to monetize their expertise. We provide an opportunity for them to do what they love and deliver it at their best in a safe, remote environment.

Vin Social unlocks a scalable solution to virtual corporate hospitality for companies while it serves craft wine & sprits brands as an alternative DTC sales and marketing channel.

"Today's online shopping experience
for wine enthusiasts leaves them
confused among limitless options
and **no idea where to start.**"
- Francis Juliano, former CTO Wine.com

join us on our mission
to **empower** small
batch makers

HOW VIN SOCIAL IMPACTS SMALL-BATCH MAKERS



How Vin Social impacts craft makers and wine experts.
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Courtney Kingston
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There are **over 10,000 small batch wineries in the US,** and thousands more distilleries & microbreweries.

These are farmers & artisans - and most are not digital marketing, virtual events, or eCommerce experts!

In 2020, many of them lost direct access to their customers through their tasting rooms just when the eComm industry saw a **72% increase in alcohol buyers online.**

They are our inspiration for founding Vin Social and we're helping them navigate the virtual world.

our passionate makers



Our Diverse Makers


Nancy Irelan - Red Tail Ridge Winery
Janie Brooks Heuck - Brooks Winery
Courtney Kingston - Kingston Family Vineyards
Tinashe Nyamudoka - Kumusha Wines
Natasha Williams - Bosman Family Estate

Our featured makers and winery owners are **diverse** and committed to **organic and sustainable** practices.

And our audience loves to meet them at their Vin Socials!

The conversation doesn't end there, though...

Our attendees often request additional bottles for themselves so we offer an eCommerce platform for individual on-demand purchases so our guests can buy more wine from these makers directly.


10:43
vin social
MEET NANCY IRELAN
red tail ridge winery
NANCY IRELAN
SHOP RED TAIL RIDGE

We've also launched our first limited edition, co-branded wines in collaboration with one of our brand partners, Red Tail Ridge Winery.

The rosé was just featured in Forbes!!


Forbes
CAB FRANC
DRY ROSÉ



we've built the ultimate
digital wine community

As a supporter of Vin Social, your investment will make a significant social impact on the artisanal maker community, ensuring they thrive and get the attention they deserve.

Together, we will:

- Build the future of this industry and in turn support the beauty and magic of the artisanal maker ecosystem.

- Put out-of-work sommeliers back to work in an entirely new and exciting career path, from the comfort of their homes.

As an investor and supporter, we welcome you to the Vin Social community and offer you insider access to the best lifestyle on earth - the wine lifestyle.

You're with us now!

join the wine lifestyle
get an exclusive invite to our **investor-only Vin Social**!

*Check out our IG Live discussion on sustainability with Wefunder's storytelling intern Joy here: https://www.instagram.com/p/CRE__ASJ_Bn/

Downloads

Vin Social WeFunder Deck - July 2021.pdf